FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004

Commission File Number 333-7182-01

                                   CEZ, a.s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No  X
                          ----                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                                          ORGANIZATIONAL CHART OF COMPANY MANAGEMENT BOARD

                                                                                                                    Number of CEZ
 Name and Title of Board                                                Membership in Bodies                        Shares Owned
        Member              Employer and Title          Education       of Other Companies                        by Private Entity

JUDr. Martin Roman          CEZ, a. s.                  University      Vice-president of the Association of
Chairman of the Board       General Director              degree        Industry and Transport of CR                       0

Ing. Petr Voboril           CEZ, a. s.                  University      Member of the Board at the Czech
Vice-chairman of Board      Executive Director for        degree        Association of Energy Employers                    0
                            Strategy Development

Ing. Alan Svoboda           CEZ, a. s.                  University      Member of Supervisory Board at                     0
Vice-chairman of the        Commercial Executive          degree        ZCE, a. s.
Board                       Director                                     Member of Supervisory Board at
                                                                        CEZ Data, s.r.o

Ing. Jiri Vagner            CEZ , a. s.                 University                  -                                     187
Board Member                Department of Nuclear         degree
                            Energy - Divisional
                            Director of Asset
                            Management of NED

         -                           -                      -                       -                                      -

Notes:

Commencing September 1, 2004 Radomir Lasak, who is currently the General Director and Chairman of the Board in eBanka, shall become a Board member. The Management Board is being elected by the Supervisory Board of the Company.

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
                                        ORGANIZATIONAL CHART OF THE COMPANY SUPERVISORY BOARD

                                                                                                                          Number of
                                                                                                                             CEZ
                                                                                                                            Shares
                                                                                                                            Owned
    Name and Title of          Nominated by                                                     Membership in Bodies      by Private
 Supervisory Board Member      Shareholder          Employer and Title          Education        of other Companies         Entity

Ing. Stanislav Kazecky, CSc.   NPF CR           ZVVZ Milevsko                   University     Member of Supervisory           220
Chairman of Supervisory                         Consultant                        degree       Board at EKOKLIMA, a. s.,
Board                                                                                          Milevsko
                                                                                               Vice-president at
                                                                                               Association of Industry
                                                                                               and Transport of CR

Ing. Zdenek Hruby, CSc.        NPF CR           Ministry of Finance CR          University     Vice-chairman of Presiding       0
Vice-chairman of                                                                  degree       Committee of NPF CR
Supervisory Board                                                                              1st Vice-chairman of Super-
                                                                                               visory Board at Czech
                                                                                               Telecom, a. s.

Vaclav Krejci                  Elected by       CEZ, a. s.                      Secondary      Member of Supervisory            0
Vice-chairman of               employees of     Head of Human Resources         Education      Board at Foundation of
Supervisory Board              CEZ, a. s.       Department and Internal                        Rainbow Energy- Nadace
                                                Communication of Nuclear                       Duhova energie
                                                Power Plants

Ing. Jan Demjanovic            NPF CR           North Bohemian Mines-           University     Board Member at North           88
Member of Supervisory                           Severoceske doly, a. s.           degree       Bohemian Mines-Severoceske
Board                                           Board Member and Commercial                    doly a. s., Vice-chairman
                                                Director                                       of Management Board at
                                                                                               Coal Energy, a. s.
                                                                                               Vice-chairman of Super-
                                                                                               visory Board at North
                                                                                               Bohemian Mines - Severoceske
                                                                                               doly, a. s. -- Railway
                                                                                               Transport

Frantisek Haman                Elected by       CEZ, a. s.                      Secondary              none                     0
Member of Supervisory          employees of     Chairman of Trade Unions        Education
Board                          CEZ, a. s.       OSE CEZ, a. s. - JETE

Ing. Jan Juchelka              NPF CR           NPF CR                          University     Member of Supervisory            0
Member of Supervisory                           Chairman of Executive             degree       Board at Czech Telecom, a. s.,
Board                                           Committee                                      Komercni banka, a. s.,
                                                                                               Eurotel, s.r.o., PPP
                                                                                               Centrum, a. s.

Ing. Martin Pecina, M.B.A.     NPF CR           Ministry of Industry and        University     Supervisory Board at Diamo,      0
Member of Supervisory Board                     Trade CR                          degree       s.p., ISPAT Nova Hut, a. s.
                                                Deputy Minister

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
                                                                                                                            No of
                                                                                                                          shares of
                                                                                                                          CEZ, a. s.
                                                                                                                            Owned
   Name and Title of           Nominated by                                                     Membership in Bodies      by Private
Supervisory Board Member       Shareholder          Employer and Title          Education        of other Companies         Entity

Ing. Vaclav Srba               NPF CR           Ministry of Industry and        University    Member of Presiding Committee    10
Member of Supervisory                           Trade CR                          degree      at NPF CR
Board                                           Deputy Minister of Industry                   Member of Supervisory Board
                                                and Trade in CR, area of                      at SCE, a. s., CEPS, a.s.
                                                industry, restructuring,                      Chairman of Supervisory Board
                                                asset management of state                     at Unipetrol, a.s.
                                                shares and privatization                      Vice-Chairman of Board
                                                                                              Management at Aero
                                                                                              Vodochody, a. s.
                                                                                              Board Member at Thermal-F,
                                                                                              a. s.
                                                                                              Chairman of Government
                                                                                              Council CR -- Investment
                                                                                              Council
                                                                                              Chairman of Administration
                                                                                              Council of Nadace DE

Ing. Pavel Suchy               NPF CR           NPF CR                          University    Member of Supervisory Board       0
Member of Supervisory                           1. Vice-chairman of Executive     degree      at UNIPETROL, a. s.
Board                                              Committee                                  KONPO, s. r. o., Praha, CSA,
                                                                                              a. s.

Ing. Pavel Safarik             NPF CR           Ministry of Finance CR          University             None                     0
Member of Supervisory Board                     Deputy Minister                   degree


Jan Sevr                       Elected by       CEZ, a. s.                      Secondary     Chairman of Trade Union        50,106
Member of Supervisory Board    Employees of     Head of Shift-Operation         Education     CEZ, a. s. -- Power plant
                               CEZ, a. s.       Management (Power Plant Melnik)               Melnik
                                                                                              Member of Controlling Body
                                                                                              of Housing Council


Zdenek Zidlicky                Elected by       CEZ, a. s.                      Secondary    Representative of Czech Trade   50,000
Member of Supervisory Board    Employees of     Free Chairman of Trade Union    Education    Union of Northwest energy
                               CEZ, a. s.       (Power Plant Prunerov II)                    workers united in Trade
                                                                                             Union and Intra-regional
                                                                                             Committee of Trade Union
                                                                                             Representative of Trade Union
                                                                                             HQ for energy issues in the
                                                                                             Council of Industrial and
                                                                                             Social Agreement -- member of
                                                                                             working team for economy
                                                                                             policy and consultancy team
                                                                                             for privatization of energy.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CEZ, a. s.

                                           -------------------------------------
                                                      (Registrant)

Date:  July 16, 2004

                                        By:  /s/ Libuse Latalova
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                                                 Libuse Latalova
                                           Head of Finance Administration